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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 25


                      Empresa Nacional de Electricidad S.A.
                            (Name of Subject Company)

                        Duke Energy International, L.L.C.
                             Duke Energy Corporation
                                    (Bidders)


   Common Stock, no par value
   (including that represented by
   American Depositary Shares)                          29244T101
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)


                              Carol Graebner, Esq.
                                 General Counsel
                        Duke Energy International, L.L.C.
                              5400 Westheimer Court
                            Houston, Texas 77056-5310
                            Telephone: (713) 627-6542
                            Facsimile: (713) 627-5219
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                       ----------------------------------

                                    Copy to:

                            Frederick S. Green, Esq.
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007



                         (Continued on following pages)
                                 (Page 1 of 14)

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 1     NAME OF REPORTING PERSONS:     Duke Energy International, L.L.C.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-2051206
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
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 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
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 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
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10     TYPE OF REPORTING PERSON                                        OO
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 1     NAME OF REPORTING PERSONS:     Duke Energy Global Asset Development, Inc.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      88-0366429
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Navada
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Services, Inc.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      48-0650320
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     PanEnergy Corp.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      74-2150460
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Capital Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      51-0282142
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                BK, WC,OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-0205520
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                N/A
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of North Carolina
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 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
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         This Amendment No. 25 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 25, 1999, as amended and supplemented, by Duke Energy International, L.L.C., a Delaware limited liability company (the "BIDDER") and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ("DUKE"), with respect to the offer by Bidder to purchase for cash up to 602,828,970 shares of Common Stock, no par value (the "SHARES"), of Empresa Nacional de Electricidad S.A. (the "COMPANY"), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.


ITEM 10.          ADDITIONAL INFORMATION.

         Item 10 is amended and supplemented by the addition of the following:

         (f) On April 21, 1999, Duke Energy Inversiones Uno Limitada, an affiliate of the Purchaser, informed the Superintendencia de Valores y Seguros (Securities and Insurance Commission) that it will not conduct its Chilean Auction on April 29, 1999. Subsequently, Duke issued a press release stating that it is terminating its Offers. Accordingly, Duke and the Bidder are hereby terminating their U.S. Offer. No Shares or ADS were purchased as a result of the U.S. Offer.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                             DESCRIPTION
--------------                             -----------

Exhibit (a)(76)      Press release issued by Duke on April 21, 1999.

Exhibit (a)(77)      English translation of a Notice published in the Chilean
                     newspapers by the Purchaser and Duke Energy Inversiones Uno
                     Limitada on April 22, 1999.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1999

                             DUKE ENERGY INTERNATIONAL, L.L.C.

                             By: BRUCE A. WILLIAMSON
                                 ---------------------------------------------
                                 Name: Bruce A. Williamson
                                 Title: President and Chief Executive Officer


                             DUKE ENERGY CORPORATION
                             DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.
                             DUKE ENERGY SERVICES, INC.
                             PANENERGY CORP.
                             DUKE CAPITAL CORPORATION

                             By: BRUCE A. WILLIAMSON
                                 ---------------------------------------------
                                 Name: Bruce A. Williamson
                                 Title: Authorized person

                                  EXHIBIT INDEX


EXHIBIT NUMBER                             DESCRIPTION
--------------                             -----------

Exhibit (a)(76)      Press release issued by Duke on April 21, 1999.

Exhibit (a)(77)      English translation of a Notice published in the Chilean
                     newspapers by the Purchaser and Duke Energy Inversiones Uno
                     Limitada on April 22, 1999.